SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 1, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom Press Release dated February 1, 2007 re. 2006 preliminary unaudited annual results

Press Release

Paris, February 1, 2007

2006 preliminary unaudited annual results: France Telecom results and cash-flow generation slightly above objectives

2006 revenues of 51.7 billion euros, an increase of +7.5% on an historical basis and 1.2% on a comparable basis

5.2% increase in mobile service revenues (on a comparable basis) driven by very strong growth in the number of customers

■	15% increase in the mobile customer base on a comparable basis with 97.6 million customers at December 31, 2006, and a sharp acceleration in the number of mobile broadband users, with 5.8 million customers at December 31, 2006, compared with 1.6 million a year earlier

Rapid development of ADSL broadband and associated Multi-service offers limiting the decrease in revenues from home services to 1.9% (on a comparable basis)

■	30% increase in ADSL Broadband accesses over the year with 9.7 million customers in Europe at December 31, 2006

■	Rapid development of ADSL Multi-service offers with 4.1 million Liveboxes deployed in Europe at the end of 2006, 2.5 million Voice over IP customers, and 590,000 ADSL digital TV customers

Gross Operating Margin Rate of 35.9% for 2006, in line with the objective announced

Gross Operating Margin of 18.5 billion euros, with the decline in the margin rate of 1.4 points (on an historical and comparable basis), in line with the stated objective (decrease in margin of 1 to 2 points)

Net Income Group share stable on a comparable basis

The Net Income (Group share) for 2006 is expected to be between 4.0 and 4.2 billion euros compared to 5.7 billion euros in 2005. On a comparable basis (i.e. adjusted for exceptional items) it is stable at about 3.9 to 4.1 billion euros for 2006 compared with 3.9 billion euros in 2005.

Ratio of CAPEX to Revenues of 13% in 2006, in line with the objective announced, compared with 12.5% in 2005

Organic cash-flow of 7.15 billion euros in 2006, ahead of the stated objective of 6.95 billion euros (objective adjusted, including PagesJaunes until the date of disposal)

Strong reduction in the debt ratio (net debt / GOM), to around 2.27 at December 31, 2006 versus 2.48 at December 31, 2005, on track to meet the objective of 2 for the end of 2008

Key indicators *

	4th Q 05	4th Q 06	Change	Change	2005	2006	Change	Change

Millions of euros (Unaudited data)	historical basis		historical basis	comparable basis	historical basis		historical basis	comparable basis
Consolidated Revenues	12,851	13,262	3.2%	1.0%	48,082	51,702	7.5%	1.2%
of which:
Personal CS	6,614	7,170	8.4%	3.7%	23,535	27,745	17.9%	5.2%
Home CS	5,769	5,740	-0.5%	-1.3%	22,534	22,487	-0.2%	-1.9%
Enterprise	1,984	1,979	-0.2%	-2.3%	7,785	7,652	-1.7%	-4.9%
Inter-segment eliminations	-1,516	-1,628	7.4%	0.1%	-5,772	-6,182	7.1%	-1.1%
Gross Operating Margin	4,136	4,397	6.3%	3.9%	17,953	18,539	3.3%	-2.6%
GOM/ Revenues	32.2%	33.2%			37.3%	35.9%	-1.4 pt	-1.4 pt
Capex	1,926	2,165			6,033	6,732	11.6%	3.5%
CAPEX/ Revenues	15.0%	16.3%			12.5%	13.0%	0.5 pt	0.3 pt
Organic Cash-Flow					7,481	7,157

* Excluding PagesJaunes Group (sold on October 11, 2006: refer to data on page 7), with the exception of Organic Cash-Flow.

The Board of Directors of France Telecom SA met on January 31, 2007 and examined the estimated and unaudited accounts for the Group.

Commenting on the 2006 operating results, France Telecom Chairman and Chief Executive Officer Didier Lombard stated that: "These are satisfying results for the Group. Organic cash-flow generation is slightly higher than the objective we announced. These results were achieved thanks to the dynamic performance of our teams and our attractive offers. They confirm the strategic lead of our Group, which has been determinedly working towards an in-depth transformation of its organization over the last two years, anticipating changes in our sector.

2006 was marked by the Group’s renewal, including the transfer of our operations under the Orange brand, both in Europe and elsewhere. In addition, the success of our new convergence offers and the enhanced content we are offering on broadband, mobiles and TV is today a reality. We are now able to offer home, business and community services tailored to the expectations of each customer.

We are managing this transformation, including the various programs aimed at driving down and optimizing costs, all the while maintaining our profitability. As a result, the earnings that we are presenting today mean that we can confirm our key objective for 2007 of maintaining the level of our organic cash-flow."

Revenues

The France Telecom group’s consolidated revenues1 rose to 13.262 billion euros in the fourth quarter of 2006 from 12.851 billion euros in Q4 2005, up 3.2% on an historical basis and 1.0% on a comparable basis. In the fourth quarter, reductions in call termination rates in several countries (notably Poland), were offset by the improvement in revenues generated by Home Communication Services in France and Enterprise Communication Services compared with the third quarter.

1 Excluding PagesJaunes Group (sold on October 11, 2006): refer to the data on page 7.

For the full-year 2006, France Telecom group’s consolidated revenues were 51.702 billion euros, representing a year-on-year increase of 7.5% on an historical basis. This reflects the impact of changes in the basis for consolidation (2,908 million euros), primarily related to the acquisition of the Spanish wireless operator Amena, which has been consolidated since November 1, 2005. Growth on an historical basis also reflects the favorable impact of foreign exchange rates (115 million euros), generated chiefly by the appreciation of the Polish currency. On a comparable basis2, annual revenue growth for France Telecom was 1.2% (597 million euros). This is linked to the development of markets with strong growth potential, which saw their revenues rise by 18.6%. At the same time, revenues in the mature markets of Western Europe remained stable at -0.8% compared to the previous year.

Revenues from Personal Communication Services rose to 7.170 billion euros in the fourth quarter of 2006, up 8.4% on an historical basis and 3.7% on a comparable basis.

Over the full year 2006, revenue growth was 17.9% on an historical basis and 5.2% on a comparable basis. The impact of reductions in call termination rates in several countries (including France, Spain, Romania, Switzerland and Poland) was more than offset by the development of the business:

■	Growth in the number of customers (excluding MVNOs: Mobile Virtual Network Operators) was particularly strong in 2006, with the addition of 12.8 million customers (+15.1%), higher than the previous year’s growth, which saw 11.7 million new customers (on a comparable basis). At December 31, 2006, there were 97.6 million customers in total.

■	The countries with strong potential for growth achieved a 32.7% increase in their customer base (+10.2 million customers added), with Poland in particular up +26.2% (+2.6 million).

■	Growth in the number of customers (excluding MVNOs) in the mature countries of Western Europe remained strong, up +4.9% (which is +2.6 million new customers), particularly in France (+821,000 or +3.7%), Spain (+813,000 or +7.9%) and the United Kingdom (+475,000 or +3.2%). The MVNO customer base in Europe rose from 0.25 to 1.03 million, primarily in France (841,000 customers) and the Netherlands (153,000 customers).

■	At the same time, the number of mobile broadband customers (Edge and UMTS network) more than tripled to 5.8 million at December 31, 2006 (including 3.6 million in France), compared to 1.6 million (1.0 million in France) at December 31, 2005. The development of multimedia uses (TV, video sessions, music products) and the significant increase in data transmission volumes for mobile broadband services in 2006, generated an 18.4% increase in revenues from non-messaging data services (on a comparable basis).

Revenues from Home Communication Services were 5.740 billion euros in the fourth quarter of 2006, down -0.5% on the previous year on an historical basis and -1.3% on a comparable basis.

For the full year, Home Communication Services revenues remained relatively stable in 2006, down -0.2% on an historical basis, even though on a comparable basis it declined 1.9%. The strong increase (+36% on a comparable basis) in ADSL broadband services (notably in France), largely offset the downturn (-8.0%) on traditional telephone services (subscriptions and traditional telephone calls) in France, Poland and Spain. In addition to the very strong increase in the number of ADSL accesses, revenue growth has been generated by the rapid development of associated ADSL Multi-service offers (Livebox, Voice over IP and digital TV over ADSL).

■	The number of consumer ADSL broadband accesses totaled 9.656 million in Europe at December 31, 2006, compared with 7.400 million at December 31, 2005, an year-on-year increase of 30.5% (+2.256 million new ADSL accesses). In France, there were 5.920 million consumer ADSL broadband accesses at year-end 2006, representing a year-on-year increase of 32.8% (+1.463 million additional ADSL accesses).

■	At the same time, the number of Liveboxes more than doubled over one year, with 4.146 million units deployed in Europe at December 31, 2006, compared to 1.780 million at December 31, 2005. The number of customers for Voice over IP services nearly tripled in the year to 2.536 million at December 31, 2006, compared with 970,000 at December 31, 2005. Digital TV services on ADSL (IP TV) had 590,000 subscribers at the end of 2006, compared with 200,000 a year earlier. In France, the number of Liveboxes more than doubled in 2006 to 3.4 million; the number of customers using the Livebox as a percentage of all ADSL customers rose to 58% at December 31, 2006, compared with 35% a year earlier. The number of Voice over IP service customers more than doubled,to 2 million as did the number of customers for digital TV on ADSL.

2 Data on a comparable basis refer to the data on page 7.

Revenues from Enterprise Communication Services were 1.979 billion euros in the fourth quarter of 2006, down -0.2% on an historical basis and -2.3% on a comparable basis.

For the full year 2006, this the decline was -1.7% on an historical basis and -4.9% on a comparable basis. The trend for Enterprise Communication Services revenues still reflects the impact of the migration of major corporate networks over to more recent technologies (such as IP over xDSL) as well as the downward trend in revenues from traditional fixed line telephony.

■	The "Advanced Business Network" services remained very strong, with IP network services continuing to develop. In particular, the number of IP-VPN accesses in France rose 44% in the year, representing 70% of all permanent accesses to managed data networks at December 31, 2006, compared with 51% a year earlier. Similarly, the Business Everywhere offer realized strong growth in France with 486,000 users at December 31, 2006, up 19% year on year. In total, revenues from "Enterprise Advanced Network Services" were up +10.9% year on year on a comparable basis (+10.4% on an historical basis).

■	At the same time, revenues from "Extended Business Services" rose +11.1% on a comparable basis (+11.9% on an historical basis), driven by the development of service platforms and customer support activities linked to the management of data networks.

■	Revenues on ICT (Information Communication Technology ) services were up 11.8% on a comparable basis, slightly higher than for the market as a whole.

Gross Operating Margin (GOM)

The Gross Operating Margin for the fourth quarter of 2006 was 4.397 billion euros, up 6.3% on an historical basis and 3.9% on a comparable basis. The Gross Operating Margin rate (GOM/Revenues) was 33.2% over the period, compared with 32.2% in Q4 2005 on both an historical and a comparable basis. Adjusted for exceptional items in 20053, the operating margin rate dropped one point between the two periods. This positive change, compared with previous quarters, reflects the effective control over commercial expenses, which leveled off over the fourth quarter.

For the full year 2006, the Gross Operating Margin totaled 18.539 billion euros compared with 17.953 billion euros in 2005, up 3.3% on an historical basis, reflecting changes in the basis for consolidation, primarily the consolidation of Amena. On a comparable basis, the GOM was down 2.6%, essentially due to commercial expenses, which rose 7.2% on a comparable basis.

The Gross Operating Margin rate was 35.9% for the full year 2006 compared with 37.3% in 2005 on a comparable and historical basis, a decline of 1.4 points year on year. Adjusted for the reversal of the non-recurring provision booked on Lebanon4 and the fine levied by the Competition Council, recorded in 2005, the gross margin rate represented 37.5% in 2005, down 1.6 points. These changes are in line with the objective announced of a reduction of 1 to 2 points in the margin rate in relation to the previous year.

During 2006, in order to stabilize its Gross Operating Margin, France Telecom launched a program to transform its cost structure, with the headcount dropping from 198,185 at the end of 2005 to 191,036 at the end of 2006. In this way, 49% of the 2006-2008 workforce reduction plan was completed during the course of the year.

[3]	Adjusted for the 256 million euro fine from the Competition Council, recorded in Q4 2005, the operating margin for the fourth quarter of 2005 was 34.2%.
[4]	Reversal of the 200 million euro provision linked to activities in Lebanon, recorded over the first half of 2005

The decline in the margin rate reflects the following:

■	A 0.9 point reduction on a comparable basis in the margin for Personal communication services. The increase in commercial expenses reflects the very strong growth achieved in the customer base in 2006, greater than the previous year’s growth.

■	A 1.3 point reduction in the margin rate for Home communication services on a comparable basis, with the drop in revenues partially offset by the lower level of interconnection and labor expenses.

■	The reduction in the margin rate on Enterprise communication services (-2.8 points on a comparable basis), in particular the downturn in revenues generated by traditional data and telephone services, partially offset by the reduction in network costs.

Net income

Net income (Group share) will be between 4.0 and 4.2 billion euros at December 31, 2006, compared with 5.709 billion euros in 2005.

On a comparable basis, the Group share of net income, after taking into account the main exceptional items, will be between 3.9 and 4,1 billion euros, therefore stable compared to the 3.9 billion euros realized in 2005. The main adjustments are:

-	Gain on disposal of assets of 3.3 billion euros in 2006 and 1.8 billion euros in 2005;
-	2.7 billion for the depreciation of goodwill and capital assets in 2006, compared with 0.5 billion in 2005;
-	other elements on deferred tax charges and exceptional financial charges for –0.5 billion euros in 2006 compared to +0.5 billion euros in 2005 .

Organic cash-flow

The Group's organic cash-flow should be 7.15 billion euros at December 31, 2006 (6.89 billion euros excluding PagesJaunes), higher than the objective announced of 7.0 billion (6.95 billion euros, objective adjusted to include PagesJaunes until the date of disposal) thanks to a better than expected improvement in working capital requirements (WCR) and well-managed CAPEX.

The decline from the previous year (organic cash-flow was 7.481 billion euros at December 31, 2005) is primarily linked to the increase in CAPEX. The ratio of CAPEX/Revenues was 13.0% for 2006, in line with the objective announced.

The ratio of net debt to Gross Operating Margin is expected to be about 2.27 at yearend 2006, compared to 2.48 at the end of December 2005.

Outlook for 2007

The Group's objective for 2007 is to maintain the generation of organic cash-flow at 6.8 billion euros, a level adjusted for the sale of the PagesJaunes Group at the end of 2006.

In a global context of slow growth in the Group's main markets, this objective is based on maintaining the rate of investment at the 2006 level and a quasi-stabilization in the Gross Operating Margin rate by intensifying the current cost cutting and optimization program.

The objective for the net debt to Gross Operating Margin ratio of 2 is confirmed for the end of 2008.

The dividend that will be recommended to the Board of Directors at its meeting on March 5, 2007 to be submitted for approval at the General Meeting on May 21, is 1.2 euros per share, a 20% increase in relation to 2005.

Calendar of future events

March 6, 2007 – 7:30: Press release on 2006 annual results
April 26, 2007 – 7:30: Press release on first quarter 2007 results
May 21, 2007: Ordinary and Extraordinary Shareholders' Meeting
August 2, 2007 – 7:30: Press release on 2007 half-year results
October 25, 2007 – 7:30: Press release on third quarter 2007 results

Notes

•	Accounting of PagesJaunes as assets sold:

Pursuant to international accounting standards (IFRS 5), a company is required to present an activity as a non-current asset held for sale if its book value will be primarily recovered through a sale rather than continuation of this activity. The directory business of the France Telecom Group met this definition.

As required by the IFRS, this presentation format is used both for financial data for the current year and for the data from previous years presented for comparison. Moreover, the data presented in the simplified consolidated income statement eliminates the existing flows between PagesJaunes Group and all the other companies of the France Telecom Group.

•	Data on a comparable basis

The transition from data on an historical basis to data on a comparable basis consists of keeping the results from the past period and restating the results of the corresponding period in the previous year in order to present, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data for the corresponding period in the previous year the methods and scope of the period ended as well as the average exchange rates used for the income statement for the period ended.

Press contact: +33 1 44 44 93 93 Nilou du Castel nilou.ducastel@orange-ftgroup.com Bertrand Deronchaine bertrand.deronchaine@orange-ftgroup.com Sébastien Audra sebastien.audra@orange-ftgroup.com

Financial Communication Contacts:

+ 33 1 44 44 89 23

Vincent Benoit

Vincent.benoit@orange-ftgroup.com

Sophie Palliez-Capian

sophie.palliez@orange-ftgroup.com

Reza Samdjee

reza.samdjee@orange-ftgroup.com

Caroline Billeaud

caroline.billeaud @orange-ftgroup.com

This press release relates to France Telecom’s preliminary results for 2006 which are still in the process of being reviewed by the statutory auditors. France Telecom’s 2006 financial statements, which will be published on March 6, 2007, may differ from these preliminary results, particularly if certain post balance sheet events occur that are not yet known by France Telecom.

This press release contains forward-looking statements and information on France Telecom's objectives, in particular for 2007. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual achievements include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives based on the integrated operator model as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.

The financial information in this press release is based on international financial reporting standards (IFRS) and presents specific uncertainty factors given the risk of changes in IFRS standards.

More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Document de Référence filed with the Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Appendix 1 : Consolidated revenues

(in millions of euros)		2006	2005 historical basis	2005 comparable basis	Change historical basis		Change comparable basis
1st quarter*

1 – PERSONAL COMMUNICATION SERVICES		6,633	5,328	6,178	24.5%		7.4%
Of which	Personal France Personal United Kingdom Personal Spain Personal Poland Personal Rest-of-World Eliminations	2,391 1,444 803 452 1,592 -49	2,328 1,361 ......... 357 1,325 -43	2,324 1,376 753 375 1,394 -44	2.7 6.1 ......... 26.5 20.2 14.0	% % % % %	2.9 4.9 6.6 20.4 14.3 12.6	% % % % % %

2 – HOME COMMUNICATION SERVICES		5,562	5,581	5,674	-0.3%		-2.0%
Of which	Home France	4,347	4,407	4,420	-1.4%		-1.7%
	Consumer Services Networks and Operators Other Home France revenues	2,358 1,384 606	2,422 1,376 610	2,382 1,400 638	-2.6 0.6 -0.7	% % %	-1.0 -1.2 -5.1	% % %
	Home Poland Home Rest-of-World Eliminations	787 470 -42	789 419 -35	827 466 -38	-0.2 12.1 20.6	% % %	-4.8 1.0 10.2	% % %

3 – ENTERPRISE COMMUNICATION SERVICES		1,919	1,943	2,049	-1.2%		-6.3%
Of which	Fixed-line telephony and traditional data services Advanced Business Network Extended Business services Other Business services	1,085 455 182 198	1,264 380 163 137	1,282 395 169 202	-14.1 19.5 11.8 44.8	% % % %	-15.4 15.1 7.4 -2.1	% % % %
Inter-segment eliminations		-1,498	-1,409	-1,536	6.3%		-2.5%
Total		12,616	11,443	12,365	10.3%		2.0%
2nd quarter*

1 – PERSONAL COMMUNICATION SERVICES		6,796	5,656	6,480	20.2%		4.9%
Of which	Personal France Personal United Kingdom Personal Spain Personal Poland Personal Rest-of-World Eliminations	2,432 1,426 830 469 1,691 -52	2,411 1,451 ......... 384 1,457 -47	2,405 1,431 809 402 1,485 -52	0.9 1.7 ......... 22.1 16.1 11.3	% % % % %	1.1 -0.3 2.6 16.7 13.9 -0.5	% % % % % %

2 – HOME COMMUNICATION SERVICES		5,565	5,575	5,715	-0.2%		-2.6%
Of which	Home France	4,367	4,421	4,470	-1.2%		-2.3%
	Consumer Services Carrier Services Other Home France revenues	2,362 1,389 616	2,419 1,366 636	2,424 1,382 665	-2.4 1.7 -3.0	% % %	-2.6 0.5 -7.2	% % %
	Home Poland Home Rest-of-World Eliminations	756 489 -48	770 418 -34	811 472 -37	-1.8 17.1 42.1	% % %	-6.7 3.7 30.2	% % %

3 – ENTERPRISE COMMUNICATION SERVICES		1,901	1,979	2,047	-3.9%		-7.1%
Of which	Business Network legacy Advanced Business Network Extended Business services Other Business services	1,015 467 202 216	1,214 422 190 153	1,217 423 190 217	-16.4 10.6 6.8 41.5	% % % %	-16.6 10.4 6.5 -0.3	% % % %
Inter-segment eliminations		-1,507	-1.420	-1,552	6.1%		-2.9%
Total		12,755	11,790	12,690	8.2%		0.5%

* Refer to the notes on page 7.

(in millions of euros)		2006	2005 historical basis	2005 comparable basis	Change historical basis	Change comparable basis
3rd quarter*

1 – PERSONAL COMMUNICATION SERVICES		7,146	5,937	6,806	20.4%	5.0%
Of which	Personal France Personal United Kingdom Personal Spain Personal Poland Personal Rest-of-World Eliminations	2.529 1.491 882 510 1.804 -69	2.503 1.492 ......... 415 1.582 - 55	2,500 1,499 859 423 1,584 -59	1.0% -0.1% .......... 22.7% 14.1% 26.0%	1.2% -0.6% 2.6% 20.5% 13.9% 15.9%

2 – HOME COMMUNICATION SERVICES		5,620	5,610	5,723	0.2%	-1.8%
Of which	Home France	4,403	4,398	4,446	0.1%	-1.0%
	Consumer Services Carrier Services Other Home France revenues	2,408 1,539 456	2,415 1,366 617	2,418 1,579 449	-0.3% 12.6% -26.0%	-0.4% -2.5% 1.6%
	Home Poland Home Rest-of-World Eliminations	742 526 -51	778 475 -42	791 528 -42	-4.6% 10.7% 22.8%	-6.2% -0.4% 21.3%

3 – ENTERPRISE COMMUNICATION SERVICES		1,852	1,879	1,924	-1.4%	-3.7%
Of which	Business Network legacy Advanced Business Network Extended Business services Other Business services	970 476 206 201	1,118 435 178 148	1,111 427 176 210	-13.3% 9.4% 15.9% 35.4%	-12.7% 11.4% 17.2% -4.2%
Inter-segment eliminations		-1,548	-1,427	-1,538	8.5%	0.7%
Total		13,070	11,999	12,915	8.9%	1.2%
4th quarter*

1 – PERSONAL COMMUNICATION SERVICES		7,170	6,614	6,916	8.4%	3.7%
Of which	Personal France Personal United Kingdom Personal Spain Personal Poland Personal Rest-of-World Eliminations	2,530 1,514 839 504 1,832 -49	2,531 1,528 536 441 1,628 -50	2,551 1,543 800 450 1,624 -51	0.0% -1.0% n.a. 14.2% 12.5% -2.8%	-0.8% -1.9% 4.9% 12.0% 12.8% -4.8%

2 – HOME COMMUNICATION SERVICES		5,740	5,769	5,819	-0.5%	-1.3%
Of which	Home France	4,539	4,492	4,499	1.1%	0.9%
	Consumer Services Carrier Services Other Home France revenues	2,425 1,464 651	2,421 1,395 675	2,407 1,452 641	0.2% 4.9% -3.6%	0.7% 0.9% 1.5%
	Home Poland Home Rest-of-World Eliminations	763 520 -82	804 525 -52	818 554 -52	-5.1% -0.9% 58.8%	-6.8% -6.1% 56.7%

3 – ENTERPRISE COMMUNICATION SERVICES		1,979	1,984	2,027	-0.2%	-2.3%
Of which	Business Network legacy Advanced Business Network Extended Business services Other Business services	993 481 246 259	1,130 464 217 173	1,117 449 217 243	-12.1% 3.7% 13.2% 50.2%	-11.1% 7.2% 13.0% 6.5%
Inter-segment eliminations		-1,628	-1,516	-1,626	7.4%	0.1%
Total		13,262	12,851	13,136	3.2%	1.0%

* Refer to the notes on page 7.

(in millions of euros)	2006	2005 historical basis	2005 comparable basis	Change historical basis	Change comparable basis

Annual revenues*

1 – PERSONAL COMMUNICATION SERVICES	27,745	23,535	26,381	17.9%	5.2%
Personal France Personal United Kingdom Personal Spain Personal Poland Personal Rest-of-World Eliminations	9,882 5,874 3,353 1,934 6,920 -219	9,773 5,832 536 1,598 5,991 -195	9,780 5,850 3,222 1,650 6,086 -207	1.1% 0.7% n.a. 21.1% 15.5% 12.4%	1.0% 0.4% 4.1% 17.2% 13.7% 5.9%

2 – HOME COMMUNICATION SERVICES	22,487	22,534	22,931	-0.2%	-1.9%
Home France	17,657	17,718	17,835	-0.3%	-1.0%
Consumer Services Carrier services Other Home France revenues	9,552 5,776 2,329	9,677 5,504 2,537	9,631 5,812 2,392	-1.3% 4.9% -8.2%	-0.8% -0.6% -2.6%
Home Poland Home Rest-of-World Eliminations	3,048 2,005 -224	3,141 1,837 -162	3,246 2,019 -170	-3.0% 9.2% 37.8%	-6.1% -0.7% 31.6%

3 – ENTERPRISE COMMUNICATION SERVICES	7,652	7,785	8,046	-1.7%	-4.9%
Business Network Legacy Advanced Business Network Extended Business Services Other Business services	4,063 1,879 836 874	4,726 1,702 747 611	4,727 1,694 752 872	-14.0% 10.4% 11.9% 43.2%	-14.0% 10.9% 11.1% 0.3%
Inter-segment eliminations	-6,181	-5,772	-6,252	7.1%	-1.1%
Total	51,702	48,082	51,105	7.5%	1.2%

* Refer to the notes on page 7.

Appendix 2: France Telecom Key Performance Indicators

	Q1 05 hist. basis	Q2 05 hist. basis	Q3 05 hist. basis	Q4 05 hist. basis	Q1 06	Q2 06	Q3 06	Q4 06
Personal Communication Services
(Personal)
Total number of customers* (in millions)	64.394	66.740	69.981	84.315	86.466	88.664	92.598	97.633
Personal France
Total number of customers* (in millions)	21.305	21.440	21.673	22.430	22.458	22.390	22.543	23.268
- of which customers with a contract	12.985	13.220	13.507	13.855	13.944	14.076	14.352	14.714
(in millions)
Total number of MVNO clients	0.017	0.032	0.088	0.184	0.259	0.431	0.617	0.841
Total ARPU (euro)	430	429	429	424	421	417	413	410
Personal UK
Total number of customers* (in millions)	14.334	14.459	14.479	14.858	14.958	14.951	15.140	15.333
- of which customers with a contract	4.815	4.925	4.942	4.978	4.898	4.7312	4.918	4.968
(in millions)
Total ARPU (in euro)	270	267	263	263	263	261	259	257
Personal Spain
Total number of customers* (in millions)	………..	………..	………..	10.301	10.534	10.664	10.837	11.114
- of which customers with a contract (in millions)	………..	………..	………..	4.997	5.106	5.149	5.223	5.420
Total ARPU (euro)	………..	………..	………..	………..	311	307	303	301
Personal Poland
Total number of customers* (in millions)	8.021	8.634	9.134	9.919	10.419	11.127	11.738	12.521
Personal Rest-of-World
Total number of customers* (in millions)	20.734	22.206	24.695	26.807	28.098	29.532	32.341	35.397
Home Communication Services
(Home)
Total number of ADSL customers (in thousands)	5,654	6,145	6,639	7,400	8,141	8,549	9,034	9,656

Home France
Total number of fixed-telephony customers (K)	27,419	27.235	27,067	26,929	26,645	26,318	25,946	25,470
Total number of unbundled lines (K)	2,033	2.330	2,514	2,827	3,157	3,351	3,513	3,919
- of which total unbundling (K)	151	256	361	598	953	1,243	1,585	2,109
- of which partial unbundling (K)	1,882	2.074	2,153	2,229	2,204	2,108	1,928	1,810

Number of ADSL customers at period end (K)	3,431	3,661	3,996	4,457	4,926	5,216	5,536	5,920
Market share at period end (%)	49.2	49.6	50.1	50.0	49.7	49.7	49.8	~49.4***

Number of IP TV** customers (K)	102	117	142	200	229	306	421	577
Number of Livebox customers (K)	416	627	990	1,559	2,131	2,515	2,931	3,437
Number of Voice over IP customers (K)	245	326	484	830	1,207	1,464	1,731	2,081

Total ARPU (euros)	26.7	26.9	26.8	27.0	27.1	27.2	27.5	28.0
- of which subscriptions (euros)	12.2	12.4	12.6	12.8	12.9	12.9	13.1	13.3
- of which calls (euros)	10.5	10.1	9.9	9.5	9.2	9.0	8.7	8.5
- of which Internet services (euros)	4.0	4.3	4.4	4.7	5.1	5.4	5.8	6.2

Home Poland
Total number of fixed-telephony customers (K)	10,801	10,766	10,695	10,607	10,485	10,388	10,275	10,128
Number of ADSL customers (K)	793	888	980	1,143	1,302	1,401	1,542	1,703

Home Rest-of-World
Total number of fixed-telephony customers (K)	4,531	4,381	4,373	4,319	4,312	4,308	4,649	4,680
Number of ADSL customers (K)
- of which customers in the UK (K)	1.497	1,597	1,663	1,800	1,912	1,932	1,956	2,033
- of which customers in Spain (K)	717	769	826	906	986	1,004	1,029	1,063
- of which customers in the	485	526	528	563	586	593	593	640
Netherlands (K)	295	302	309	331	340	335	334	330
Enterprise Communication Services
Number of IP-VPN accesses worldwide (K)	134	152	166	184	214	228	242	256

Number of Business Everywhere clients in France (K)	341	364	376	408	420	443	465	486

*Excluding MVNO clients.

**IP TV: digital TV through ADSL.

***France Telecom estimate pending the release of quarterly figures.

Glossary

ARPU for the PCS segment:

Annual Revenue per User (ARPU) is calculated by dividing the network revenues over the last twelve months (excluding the revenues from mobile virtual network operators (MVNO)) by the weighted average of the number of customers over the same period. The weighted average number of customers is the average of the monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and at the end of the month. The ARPU is expressed as annual revenues per customer.

ARPU for the HCS segment:

The average annual revenues per line for the Public fixed Services is calculated by dividing the average monthly revenues over the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and at the end of the month. The ARPU is expressed as annual revenues per client.

Appendix 3: Income Statement

In millions of euros	2005 (with PagesJaunes as activities sold5)
Revenues	48,082
External purchases:	(19,923)
Other operating income	410
Other operating expenses	(2,152)
Labor costs: wages and benefits	(8,464)
Gross operating margin	17,953
- Employee profit-sharing	(349)
- Share-based compensation	(158)
Amortization and depreciation	(7,024)
Impairment of goodwill	(11)
Impairment of non-current assets	(568)
Income from disposal of assets	1,089
Restructuring costs	(454)
Share of income from associates	20
Operating income	10,498
Net financial expenses	(3,058)
Foreign exchange gain (loss)	(147)
Discounting effect	(162)
Financial income (loss)	(3,367)
Income taxes	(1,419)
Net income from continued operations	5,712
Net income from discontinued operations	648
Net consolidated income	6,360
Net income attributable to shareholders of France Telecom SA	5,709
Minority interests	651

[5]	Pursuant to international accounting standards (IFRS 5), a company is required to present an activity as a non-current asset held for sale if its book value will be primarily recovered through a sale rather than continuation of this activity. The directory business of the France Telecom Group met this definition .

As required by the IFRS, this presentation format is used both for financial data for the current year and for the data from previous years presented for comparison. Moreover, the data presented in the simplified consolidated income statement eliminates the existing flows between PagesJaunes Group and all the other companies of the France Telecom Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 1, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information